Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following employee FAQ was sent to SilverBow employees by SilverBow Resources, Inc. on June 25, 2024:

1.	What is the timeline for the integration process and what does it entail?

a.

Crescent CEO, David Rockecharlie, will be hosting Town Halls on June 25th and 26th at SilverBow corporate and field offices where he will provide an overview of the integration process timeline and expectations. We encourage you to attend in person, to the extent reasonably possible with any prior PTO plans.

b.

The Crescent merger is expected to close in the third quarter of 2024. Until closing, it remains business as usual for both companies, and we will continue to operate as separate, independent companies.

2.	When will introductions with the Crescent team occur?

a.

The Houston corporate Town Hall, at the Hotel ZaZa Memorial City Wishmaker conference room on Tuesday, June 25th, will be hosted by David Rockecharlie, and interim Crescent COO, John Minge, and will include introductions with the SilverBow team. Additionally, David Rockecharlie and John Minge will be hosting in-person Town Halls on Wednesday, June 26th at 7:30 a.m. in Three Rivers and at 1:00 p.m. in Carrizo Springs.

b.

An integration team has already been created and began detailed planning on Monday, June 17, 2024. This integration team has been carefully chosen by the leadership of both Crescent and SilverBow to ensure that the two strong companies come together at closing well positioned for continued success.

c.

Please note, many other individuals will be asked to support the integration effort over time, and we will also be supported by our integration partners at Alvarez & Marsal, an external consulting firm.

3.	Is there information about the combined Crescent and SilverBow structure that can be provided?

a.

As of today, the functional post-closing organization structure and size is being developed by leadership. Once structures are finalized and approved, they will be communicated to employees of both companies.

b.	SilverBow employees will be notified of post-closing position and classification status outlined below as we progress through the people integration process during July.

i.	Full-Time employment position with Crescent

1.	Great talent from both companies is needed to successfully run the combined organization.

ii.	Transitional employment position with Crescent

1.	Some SilverBow employees in select departments will be needed to work on transition matters for a defined period after closing.

2.	Upon successfully completing such transition matters, such employees will be separated with severance in accordance with plan terms.

iii.	Separation at or around Close with Severance

1.	For SilverBow employees who are not needed in a full-time or transitional role post-closing, severance will be provided at separation in accordance with plan terms.

c.

The people integration process will take place over the month of July and will be a collaborative process between both companies. There will be further communication on this process and specifics about selection for post-closing roles in the coming weeks.

4.	How will contractors be notified of their status following close of the merger?

It will take time to integrate operations; therefore, immediately following the closing of the merger things will be status quo while we evaluate the needs of the combined organization. We anticipate doing a number of contractor conversions in the field as we work through the integration process. Office contractor needs will be evaluated during organizational design and more information will be provided at that time.

5.	When available, could we get a side-by-side comparison of current SilverBow benefits versus Crescent benefits?

a.

Crescent and SilverBow are currently in the process of comparing their respective employee benefit offerings. We will provide an overview of all benefits as soon as it is available. For more information on benefits and compensation that would continue from Crescent following December 31, 2024, under the merger agreement, please reference Item #8 on the May 22nd FAQ document.

b.	To maintain pay and benefits continuity this year, the decision has been made to:

i.	Keep SilverBow employees receiving full-time positions with Crescent on their respective SilverBow compensation and benefits plans until December 31, 2024.

ii.	For SilverBow employees receiving a transition position, they will remain on SilverBow compensation and benefit plans until the earlier of their separation date or December 31, 2024.

iii.	And, finally for SilverBow employees being separated at close, COBRA benefits will be available following their separation date in accordance with plan terms.

6.	Will Crescent have a similar culture to SilverBow?

a.	During the upcoming Town Halls, David Rockecharlie will discuss the Crescent values and importance of maintaining a strong company culture

b.	Over the integration process, a culture survey will be conducted with both companies to help us to bring the best of both companies’ cultures together.

7.	Where will the new corporate office be located?

a.	As previously communicated, the combined company will be headquartered in downtown Houston, Texas.

b.	There may be an interim period in order to accommodate the logistics of merging the two Houston offices (i.e., the Crescent downtown office and the SilverBow Memorial City office).

c.	The Dallas / Irving Crescent office will NOT be closing as a result of the SilverBow integration. Business will remain as usual for all Dallas-based Crescent employees.

8.	If an employee is released within the first 12 months following closing, are they eligible to receive the full severance amount?

a.

Yes, subject to plan terms (including execution of a release), they will receive their full severance amount if released without “Cause” (as defined in the SilverBow severance plan) within the first 12 months following closing of the merger.

b.	Please reach out to your HR representative with any questions on severance benefits, in the event applicable.

9.	What if I have additional questions?

a.

As always, please reach out to SilverBow’s HR Department or your supervisor or manager for any additional questions or concerns or submit a question via the internal SBOW portal page. We will continue to answer all questions at future town halls, through additional FAQs, and on an individual basis. Updates to this document will be made and posted until the merger has closed.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Silverbow and Crescent Energy Company (“Crescent”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, on June 24, 2024, Crescent filed with the U.S. Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 (the “Registration Statement”) originally filed on June 13, 2024, to register the shares of Crescent Class A common stock to be issued in connection with the Transaction. The Registration Statement includes a joint proxy statement of Crescent and SilverBow and a prospectus of Crescent. The information in the Registration Statement is not complete and may be changed. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. After the Registration Statement is declared effective, a definitive joint proxy statement/prospectus will be mailed to the stockholders of Crescent and SilverBow. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or mail to stockholders of Crescent or SilverBow in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700. The information included on, or accessible through, SilverBow’s or Crescent’s website is not incorporated by reference into this document.

Participants in the Solicitation Regarding the Transaction

Crescent, SilverBow and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Crescent’s directors and executive officers is contained in the Crescent’s Annual Report on 10-K for the year ended December 31, 2023 filed with the SEC on March 4, 2024. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Crescent’s website at https://ir.crescentenergyco.com. Information regarding SilverBow’s executive officers and directors is contained in the definitive proxy statement for SilverBow’s 2024 Annual Meeting of Stockholders filed with the SEC on April 9, 2024 (the “Definitive Proxy Statement”). You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the SilverBow’s website at https://sbow.com. To the extent holdings of SilverBow’s securities by SilverBow’s directors and executive officers changes from the information included in this communication, such information will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are available free of charge as described above.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.